UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42281

Premium Catering (Holdings) Limited

(Registrant’s Name)

6 Woodlands Walk

Singapore 738398

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Appointment of CHAN Wai Sing, Rex as an Independent Non-Executive Director

The Board of Directors of the Company has appointed CHAN Wai Sing, Rex as an Independent Non-Executive Director of the Company, effective January 19, 2026. Mr. Chan will also serve as Chairman of the Company’s Audit Committee and as a member of its Compensation and Nomination Committees.

The Board of Directors has determined and confirmed that CHAN Wai Sing, Rex satisfies the “independence” requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

There are no family relationships between CHAN Wai Sing, Rex and any of the members of the Company’s Board of Directors, or between Mr. Chan and any of the Company’s executive officers.

Since the beginning of the Company’s last fiscal year, neither CHAN Wai Sing, Rex nor any of his associates or affiliates has had any material interest, direct or indirect, in any transaction, or in any proposed transaction, in which the Company was or is to be a participant and in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years.

Biography of CHAN Wai Sing, Rex

CHAN Wai Sing, Rex, age 37, has over 13 years of experience in various aspects of the food and beverage industry. Mr. Chan has been employed as Executive Manager of Hok Kee Noodle Expert Limited, a Hong Kong noodle restaurant, since November 2013, and has held the same position with Mini Wok Limited, a restaurant chain generally found in food courts, since January 2016. In those positions, he oversees and manages the daily operations and financial performance of the companies and their affiliates. He also has served as an Executive Director of Amazing Grace Asiawide Company Limited since December 2014 and as a Director of Chaseline Industrial Limited since October 2023, both of which are engaged in food and beverage distribution. From July 2012 until November 2013, Mr. Chan was employed as a Marketing Executive for Amoy Food Limited, a food service business.

Mr. Chan holds both a Bachelor of Business Administration degree (with Honours) and a Postgraduate Diploma in Professional Accountancy from the Chinese University of Hong Kong.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

None

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Premium Catering (Holdings) Limited

Date:	January 28, 2026	By:	/s/ Ben Ka Hei Wong
		Name:	Ben Ka Hei Wong
		Title:	Chief Financial Officer

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